

February 8, 2011

Herman Man Guo
Chief Executive Officer
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
People's Republic of China

     Re: **AirMedia Group Inc.**
           Form 20-F
           Filed May 28, 2010
           File No. 001-33765

Dear Mr. Guo:

     We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   /s/ Paul Fischer for
                   Larry Spirgel
                   Assistant Director

Fax: Z. Julie Gao, Esq.
       852-3740-4727